FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Shareholder remuneration- Board of Directors' proposal	4

Telefonica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors, in its meeting held today November 24th, has agreed to submit to the next General Shareholders' Meeting corresponding to fiscal year 2004, a proposal to distribute Telefonica, S.A. treasury stock among its shareholders in the proportion of one (1) share for every twenty five (25) shares. The distribution will be charged against paid - in capital reserves. Therefore this proposal fits within current shareholder remuneration policy approved by the Board of Directors at its meeting of July 23rd, 2003, and is an execution of the commitment to dedicate a minimum of 4 billion euros to the acquisition of treasury stock over the period 2003 -2006, announced by the Company on October 10th, 2003. Such proposal will be added to the agenda for the abovementioned General Meeting, once determined by the Board.

Attached to this communication is the Press Release that will be distributed to the media.

Madrid, November 24, 2004.

PRESS RELEASE

24/11/2004

Today's Board decision must be ratified by next Annual General Meeting

TELEFÓNICA PROPOSES TO DISTRIBUTE TREASURY STOCK TO ITS SHAREHOLDERS IN A PROPORTION OF 1 FOR EACH 25

  These shares are related to the treasury stock the company has been acquiring in the market in execution of its commitment to its medium term share buyback program for the period 2003/2006.

  This decision leads the way in the European telecommunications sector and places Telefonica at the top of the industry in terms of shareholder remuneration policy.

Madrid, November 24, 2004.- The Board of Directors, in its meeting held today November 24th, has agreed to submit to the next General Shareholders Meeting corresponding to fiscal year 2004, a proposal to distribute Telefonica S.A. treasury stock among its shareholders in the proportion of one (1) share for every twenty five (25) shares held. The distribution will be charged against paid-in capital reserves.

This decision responds to Telefonica's commitment to maintain an attractive shareholder remuneration policy and fits within the measures adopted by the company in July 23rd and October 10th, 2003, targeted to establish a multiyear remuneration framework in line with international best practices.

These commitments had set a minimum annual ordinary dividend of 0.40 euros per share for the period 2004 - 2006, complemented with an additional retribution of a minimum 4 billion euros share buy - back program to be implemented during the same timeframe.

Since then, Telefonica has been progressively increasing treasury stock to the levels of close to 55% of the aforementioned share buy-back program. Once approved by the next General Shareholders Meeting, the distribution will be charged against treasury shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 24th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors